UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RadioShack Corp.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

750438103

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) x*
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IA (investment adviser)

* See Item 5.

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,167,848
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,167,848

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,848
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)x*
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person (See Instructions) PN (partnership)

* See Item 5.

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,786,081
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,786,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,081
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) x*
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) PN (partnership)

* See Item 5.

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,016,800
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,016,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,016,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person (See Instructions) CO (corporation)

* See Item 5.

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 160,199
9 Sole Dispositive Power 0
10 Shared Dispositive Power 160,199

11	Aggregate Amount Beneficially Owned by Each Reporting Person 160,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) PN (partnership)

* See Item 5.

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $1.00 per share (the “Common Stock”) of RadioShack Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on September 26, 2014 and amended on October 7, 2014 and November 26, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D, as amended.

This Amendment is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

Asset Purchase Agreement

As described in the Company’s Current Report on Form 8-K, filed on February 11, 2015 (the “Company’s 8-K”), on February 5, 2015 the Company and General Wireless Inc. (“General Wireless”), which is owned by certain of the Reporting Persons, entered into an asset purchase agreement (the “Asset Purchase Agreement”) pursuant to which General Wireless agreed to acquire between 1,500 and 2,400 of the Company’s company-owned stores. To effectuate this transaction and an orderly sale of the Company’s remaining assets, the Company and certain of its U.S. subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Court”).  As part of this process, other parties will have an opportunity to submit offers for the Company’s assets in a court-approved process.  The Asset Purchase Agreement is subject to Court approval and other conditions.

In addition, General Wireless has agreed in principle on terms with Sprint Corporation to establish a new dedicated mobility “store within a store” retail presence in up to 1,750 of the acquired stores. This agreement-in-principle is subject to negotiation of definitive documentation as well as court approval.

The foregoing description of the Asset Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.2 to the Company’s 8-K and incorporated herein by this reference.

DIP Credit Agreement

As is also described in the Company’s 8-K, on February 5, 2015 , the Company executed a Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”), among the Company, as borrower, certain domestic subsidiaries, as guarantors, the lenders under the Company’s previously disclosed Credit Agreement (the “Prepetition Lenders,” which include entities with respect to which the Reporting Persons and/or their affiliates are general partner, investment manager and/or investors) and Cantor Fitzgerald Securities, as administrative agent.  The DIP Credit Agreement provides for a credit facility totaling approximately $285 million, including up to approximately $250 million for refinancing of loans and letters of credit outstanding under the Prepetition Credit Agreement, up to $15 million for the issuance of new letters of credit, and up to $20 million in additional, incremental loans.

On February 10, 2015, the Court entered an order authorizing on an interim basis (the “Interim Order”) the Company and certain of the Company’s domestic subsidiaries to (a) enter into the DIP Credit Agreement and borrow up to $10 million in financing; and (b) pay certain fees related to the administration of the DIP Credit Agreement.

The scheduled maturity under the DIP Credit Agreement is the earlier of the one-year anniversary of the entry of a final order approving the DIP Credit Agreement on a final basis and the effective date of a plan of reorganization in the Company’s Chapter 11 Case.

The DIP Credit Agreement is secured by a lien on substantially all of the existing and after acquired assets of the Company and the Guarantors, including, subject to certain limited exceptions, (a) a first priority lien on current assets and assets that as of the Petition Date were unencumbered, and (b) a second priority lien on fixed assets, intellectual property, and stock and other equity interests of direct and indirect subsidiaries of the Company.  The DIP Credit Agreement provides that all obligations thereunder constitute administrative expenses in the Chapter 11 Cases, with administrative priority and senior secured status under Section 364(c) and 364(d) of the Bankruptcy Code and, subject to certain exceptions set forth in the DIP Credit Agreement, have priority over any and all administrative expense claims, unsecured claims and costs and expenses in the Chapter 11 Cases.

Borrowings under the DIP Credit Agreement bear interest at the Company’s option of either a defined “base rate” plus a margin of 5.50% or LIBOR plus a margin of 6.50%.  The Company pays a fee to the lenders at an annual rate of 0.50% of the average unused amount of commitments under the DIP Credit Agreement.  The Company is also required to pay a fee in an amount equal to $3,566,675.89, which fee is payable upon certain milestones relating the sale of all or a substantial portion of the Company’s assets, the effective date of a Chapter 11 plan and the repayment of a certain outstanding loan of the Company.

The DIP Credit Agreement includes covenants that limit the ability of the Company’s ability to enter into non-ordinary course transactions. The DIP Credit Agreement also contains customary events of default, the occurrence of which could result in the acceleration of the Company’s obligation to repay the outstanding indebtedness under the DIP Credit Agreement, and requires the Company to satisfy certain milestones.

The foregoing description of the DIP Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to the Company’s 8-K and incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference .

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Asset Purchase Agreement, dated as of February 5, 2015, between the Company and General Wireless Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K.
Exhibit 99.2
DIP Credit Agreement, dated as of February 5, 2015, among the Company, the lenders party thereto and Cantor Fitzgerald Securities, as administrative and collateral agent, incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 11, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

STANDARD GENERAL OC MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

Soohyung Kim

/s/ Soohyung Kim
Soohyung Kim, Individually